FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
March 22, 2006
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                    No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                    No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Prensa
SIGNATURES

Press Presse Prensa
For the business press
Munich, March 22, 2006
Siemens appoints new board members
•	New Chief Financial Officer and Chief Technology Officer

•	New Group President of the Communications Group

•	New Board Members in the Medical Solutions and

Siemens VDO Automotive Groups
The Chairman’s Committee of the Supervisory Board of Siemens AG will propose the appointment of new board members at the meeting of the Supervisory Board on April 26, 2006. Subject to the Board’s approval, the following changes will be undertaken. As of May 1, 2006, Joe Kaeser will succeed Heinz-Joachim Neubürger as Chief Financial Officer. Hermann Requardt will succeed Claus Weyrich as Chief Technology Officer on October 1, 2006. Both Kaeser and Requardt will be appointed members of the Corporate Executive Committee. Effective May 1, 2006, Eduardo Montes will take over as Group President of the Communications Group (Com) and be appointed as member of the Managing Board of Siemens AG. At Com he succeeds Thomas Ganswindt, who had taken on this additional responsibility for an interim period and will now concentrate again on his function as member of the Corporate Executive Committee.
At his own request, the board contract of Heinz-Joachim Neubürger (53), which expires on September 30, 2007, will not be extended. At his suggestion, his successor will be appointed earlier, since various decisions with long-term impact are pending in the financial sector, such as converting the company’s accounting system to the international IFRS standard. Neubürger has been with Siemens since 1989 and took over as CFO in 1998. Fundamental decisions were made during his time, including the introduction of the principle of Economic Value Added, the Ten-Point Program, Operation 2003 and, most recently, the Fit4More action program.

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He played a major role in shaping the company’s strategic and operative course related to these programs. Neubürger will continue to be available to Siemens as an advisor, in particular for financing matters, including the financial strategy for the pension plans.
He will be succeeded as CFO and member of the Corporate Executive Committee on May 1, 2006, by Joe Kaeser (48), currently Chief Strategy Officer at Siemens. Kaeser has been with Siemens since 1980. His company career started out with business administration duties in the field of components, including two years in Southeast Asia and five years in the U.S. Later he was responsible for developing a new system of performance controlling at Corporate Finance. During this time he was also involved in converting the company’s accounting system to US GAAP and in the stock exchange listing of Siemens in New York. Following three years in the Group Board of IC Mobile, he was named Chief Strategy Officer in October 2004. In this function he supported CEO Klaus Kleinfeld in developing the medium-term Fit4More action program as well as the long-term orientation of the company’s strategy on global megatrends.
For some time now, Claus Weyrich (62), Chief Technology Officer, has expressed his wish not to extend his board contract expiring on September 30, 2006. Weyrich joined the research laboratories of Siemens AG in 1969 and took over duties in semiconductor research, in the field of optoelectronics, and in applied material research. He was in charge of Corporate Technology since 1996 and was appointed to the Managing Board of Siemens AG in this function that same year. Under his leadership, the company’s corporate R&D activities were fundamentally reoriented with great success, particularly in regard to cooperation between the corporate department, the Groups and the Regional Companies. He rigorously pursued the internationalization of the company’s R&D network with corporate research facilities in Germany, the United Kingdom, the U.S., China, India and Russia, and was the driver behind numerous company-wide initiatives in the area of innovation.
Weyrich’s successor will be Hermann Requardt (51), currently member of the Group Board of Medical Solutions. The physicist joined Siemens in 1984 following scientific work at the German Aerospace Research Institute.

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For over ten years he headed key research and development projects in the field of medical imaging systems and was thus largely responsible for Siemens’ top position today in this field. He managed the Magnetic Resonance Division since 1995 and joined the Group Executive Management of Medical Solutions early in 2001. He will be appointed member of the Managing Board as of May 1, 2006, and member of the Corporate Executive Committee of Siemens AG effective October 1, 2006. With this move, the higher hierarchical positioning of the Chief Technology Officer at Siemens, prepared by Weyrich, will be completed.
The Group President of Com, Eduardo Montes Pérez (54), joined Siemens in Spain in 1975 and served in various capacities in the field of manufacturing systems until 1983. Following functions in various other international companies and public institutions — above all in the field of telecommunications — Montes returned to Siemens in 1994 and successfully managed the Siemens Group in Spain since 1999. In 2005 he was elected “CEO of the Year” in his home country.
The board term of Edward G. Krubasik (62) will expire on September 30, 2006, as planned. Krubasik joined the Corporate Executive Committee of Siemens in 1997 following years of working for McKinsey. Under his stewardship, Siemens’ industrial Groups were repositioned. He supported the integration and internationalization of Siemens VDO Automotive and pushed the company-wide initiatives in the areas of project management and service. In addition to his special responsibility for Siemens VDO Automotive, Krubasik holds a number of important international positions, such as the presidencies of the German industry association ZVEI and Europe’s Orgalime.
Due to the above personnel changes, the following additional appointments are planned:
•	Successor to Kaeser as Chief Strategy Officer will be Horst-J. Kayser (45), currently CEO of Siemens in South Korea.

•	Successor to Requardt as member of the Group Board of Medical Solutions will be Siegfried Russwurm (42), who currently runs the Motion Control Systems Division at Automation and Drives. In addition, Thomas Miller (48), currently President of the Health Services Division at Siemens Medical Solutions USA, will also join the Group Board of Med on July 1, 2006.

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•	The successors of Montes as CEO of Siemens Spain and Kayser as CEO of Siemens South Korea will be named at a later date.
In addition, there are changes in the Group Board Siemens VDO Automotive. Helmut Matschi (42), currently head of the Body and Chassis Electronics Division, will be named member of the Group Board as of April 1, 2006. Günter Hauptmann (51) will take over new duties.
Upon completion of the personnel changes and as of October 1, 2006, the Corporate Executive Committee of Siemens AG will be comprised of the following members:
•	Klaus Kleinfeld (48), CEO, with special responsibility for Corporate Development, Corporate Communications, and Government Affairs.

•	Joe Kaeser (48), CFO as of May 1, 2006, with special responsibility for Siemens Financial Services.

•	Jürgen Radomski (64), Chief Human Resources Officer, with special responsibility for Medical Solutions, Osram and Management Consulting Personnel.

•	Hermann Requardt (51), CTO, with special responsibility for Siemens VDO Automotive and Japan.

•	Johannes Feldmayer (49), special responsibility for Siemens Building Technologies, Siemens Real Estate, Europe, the Corporate Information Office and Global Procurement and Logistics.

•	Thomas Ganswindt (45), special responsibility for Communications and Siemens Business Services.

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•	Rudi Lamprecht (57), special responsibility for Africa, the Middle East, C.I.S., as well as BSH Bosch und Siemens Hausgeräte, Fujitsu Siemens Computers, and Siemens Home and Office Communication Devices.

•	Uriel J. Sharef (61), special responsibility for Power Generation, Power Transmission and Distribution, and the Americas.

•	Klaus Wucherer (61), special responsibility for Automation and Drives, Industrial Solutions and Services, and Transportation Systems, as well as Asia and Australia.
Heinrich v. Pierer, Chairman of the Supervisory Board of Siemens AG: “Further important steps have been initiated in the generation change in the company’s top ranks that began two years ago under the motto ‘Continuity and Change.’ These moves show that we take innovation, internationality and — in consequence of this — profitable growth very seriously.”

Siemens AG Corporate Communications Media Relations 80312 Munich, Germany	Reference Number: AXX200603.28 e Peik v. Bestenbostel 80312 Munich Phone: +49-89 636-36320; Fax: -30085 E-mail: peik.bestenbostel@siemens.com

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: March 22, 2006	/s/ Dr. Georg Klein
	Name:	Dr. Georg Klein
	Title:	Head of Financial Disclosure

/s/ Dr. Jürgen Wagner
	Name:	Dr. Jürgen Wagner
	Title:	Head of External Financial Disclosure